U.S. SECURITIES AND EXCHANGE
                             COMMISSION WASHINGTON,
                                   D.C. 20549

                      FORM 12b-25 SEC File Number: 0-14337

                           NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 11-K [X] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

                  For Period Ended:   October 31, 2002


[ ] Transition Report on Form 10-K  [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K  [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

 For the Transition Period Ended: _______________________


Read Attached Instruction Sheet Before Preparing Form.
                              Please Print or Type

Nothing in this Form Shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

         Full Name of Registrant:        POLYAIR INTER PACK INC.
         Former Name if Applicable:

         Address of Principal Executive Office (Street and Number):
         ---------------------------------------------------------
         258 Atwell Drive


         City, State and Zip Code:
         Toronto, Ontario M9W 5B2

PART II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



PART III - Narrative



         State below in reasonable detail the reasons why the form 10-K, 20-F, 11-K, 10-Q, N-SAR or transition report could not be filed within the prescribed time period.

         As a result of a pending acquisition which has involved the time and attention of Registrant's management, the Registrant has been unable to assemble all of the materials necessary to effect the filing without unreasonable effort or expense.

PART IV - Other Information



(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this
     notification:       Dennis       P.       McConnell,       Esq.
     (212) 925-2800

(2)      Have all other period reports required under      [x] Yes  [ ]No
         section 13 or 15(d) of the Securities Exchange
         Act of 1934 or section 30 of the Investment
         Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is not, identify report(s).

(3) Is it anticipated that any significant change [X] Yes [ ]No in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         The Registrant's consolidated revenues and net earnings during the fiscal year ended October 31, 2002 were $119,510,000(Cdn) and $3,121,000(Cdn) compared with consolidated revenues and net revenues of $111,624,000(Cdn) and $1,410,000(Cdn) during the comparable period last year.

                             POLYAIR INTER PACK INC.
-------------------------------------------------------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.





Date:  April 30, 2003               By:/S/ JOHN FOGLIETTA
                                    --------------------------------
                                    John Foglietta, Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).